Exhibit 99.1

8 October 2024

Metals Acquisition Limited Announces ~A$140 Million (~US$96 Million) Placement

ST. HELIER, Jersey - (BUSINESS WIRE) - Metals Acquisition Limited (NYSE:MTAL; ASX:MAC)

Highlights

•	MAC launches institutional Placement of approximately 7.8 million New CDIs at an issue price of A$18.00 per New CDI to raise ~A$140.0 million (~US$96.2 million1) (before costs)

•	Offer Price of A$18.00 per New CDI, which represents a 13.0% discount to both the last closing price of CDIs on the ASX and the 5-day VWAP of CDIs on the ASX

•	Placement proceeds will be used to optimise MAC’s balance sheet and de-lever by retiring its existing US$145 million Mezzanine Debt Facility at the earliest practicable date while also providing additional flexibility to pursue strategic inorganic growth opportunities

•	Upon settlement of the Placement, MAC will be well capitalised with a pro-forma 30 September 2024 cash balance of ~US$177 million[1] (before costs) (in addition to a US$25 million revolving credit facility which remains undrawn) and pro-forma net debt of ~US$134 million[2] (before costs)

•	Operations continue to perform strongly at the CSA Copper Mine (“CSA”) with Q3 2024 copper production of 10,159 tonnes at an average grade of 4% copper and C1 cash costs expected to be in the range of US$1.90-2.00[2] per pound. The Company remains on track to deliver at the mid-point of the full-year 2024 copper production guidance of between 38,000-43,000 tonnes

Commentary

Metals Acquisition Limited (“MAC” or the “Company”) is pleased to announce the launch of an institutional placement of approximately 7.8 million new Chess Depositary Interests (“New CDIs”) to raise ~A$140.0 million (~US$96.2 million1) (before costs) (the “Placement”). The New CDIs are to be issued under the Placement at an offer price of A$18.00 per New CDI (“Offer Price”).

Proceeds of the Placement, together with existing cash, enable MAC to better optimise its balance sheet and de-lever following the acquisition of CSA from Glencore plc in mid-2023, while also providing additional flexibility to pursue strategic inorganic growth opportunities.

Commenting on the Placement, MAC CEO, Mick McMullen, said:

“Following the acquisition of CSA in mid-2023 and listing on the ASX in early 2024, MAC has placed greater focus on optimising its balance sheet and determining an appropriate capital structure more reflective of the strong asset quality and the markedly improved credit proposition that MAC today represents compared to mid-2023.

1 Placement proceeds converted into US$ based on an A$:US$ exchange rate of 0.6869, which represents the average exchange rate for the week from 30 September 2024 to 4 October 2024 (inclusive).

2 Unaudited.

Feedback from investors has been strong that moving to a more typical long-term capital structure is desired. While work around MAC’s long-term capital structure remains ongoing, it is clear that the existing Mezzanine Debt Facility will not form part of this. As such, MAC has determined that it is in the best interests of shareholders to retire this facility at the earliest possible date and further de-lever, building on the significant progress that MAC has already made to date reducing its net debt position from US$455 million following the acquisition of CSA to ~US$134 million upon completion of the Placement. Importantly, by raising equity today, MAC has full flexibility to do so once the opportunity permits, while also preserving its balance sheet strength and ensuring it can pursue any strategic inorganic growth opportunities that may present.

Today’s Placement is testament to the high-quality nature of CSA and the significant work that has been undertaken by management to deliver on a range of operational improvements over the past year. Q3 2024 delivered another strong operational result for the Company with copper production of 10,159 tonnes at an average grade of 4% copper and C1 cash costs expected to be in the range of US$1.90-2.00 2 per pound. We remain on track to deliver around the mid-point of our full-year 2024 copper production guidance of between 38,000-43,000 tonnes and will provide a more fulsome update on the status of operations as part of our quarterly report later this month.

On behalf of the MAC Board and management, I wish a warm welcome to our new shareholders that participated in the Placement and thank all of our existing shareholders for their continued support as we move MAC to the long-term capital structure that they have indicated they would like to see.”

Operational Update

MAC is pleased to confirm that operations continue to perform strongly at CSA and the Company remains on track to deliver at the mid-point of the full-year 2024 copper production guidance of between 38,000-43,000 tonnes.

In the September quarter, MAC achieved copper production of 10,159 tonnes with C1 cash costs expected to be in the range of US$1.90-2.00 2 per pound. Capital development metres also accelerated in the quarter, increasing by 64% on Q2 2024 to 736 metres.

Further details of MAC’s production and operational results for the September quarter will be released in MAC’s quarterly report which is expected to be released later this month.

Use of Proceeds and Rationale

MAC entered into a Mezzanine Debt Facility on 10 March 2023 and subsequently fully drew down on the facility on 15 June 2023 to help fund, in part, the acquisition of CSA. Under the terms of the facility and subject to obtaining requisite consents from other secured lenders, full prepayment of the facility may be initiated by MAC after the second anniversary date from draw down. As such, the earliest date that MAC may elect to repay the facility, provided all necessary third-party consents are obtained, is 16 June 2025, unless the Mezzanine Debt provider consents to allow MAC to do so earlier.

MAC is focused on continuing to optimise its balance sheet and de-levering following the acquisition of CSA in mid-2023 and believes that this Placement will enable MAC to put in place a more typical balance sheet commensurate with the asset quality and maturity of the business. Provided that necessary consents are obtained, the proceeds of the Placement and MAC’s existing cash on hand will allow MAC to retire the Mezzanine Debt Facility at the earliest possible date.

The proceeds of the Placement also enhance MAC’s balance sheet strength and provide additional financial flexibility to pursue strategic inorganic growth opportunities.

Placement Details

The Company will issue approximately 7.8 million New CDIs under the Placement at an Offer Price of A$18.00 per New CDI, which represents a:

•	13.0% discount to the last closing price of A$20.70 per CDI on the ASX on Tuesday, 8 October 2024; and
•	13.0% discount to the 5-day volume weighted average price of A$20.70 per CDI traded on the ASX up to and including Tuesday, 8 October 2024.

The Placement will take place in a single tranche pursuant to the Company’s available placement capacity under ASX Listing Rule 7.1.

Settlement of New CDIs is expected to occur on Monday, 14 October 2024, with allotment to occur shortly thereafter on Tuesday, 15 October 2024.

Barrenjoey Markets Pty Limited is acting as Sole Lead Manager and Bookrunner to the Placement. Sternship Advisers Pty Ltd is acting as Co-Manager to the Placement. Gilbert + Tobin is acting as Legal Adviser to the Company.

New CDIs issued under the Placement will rank equally with the Company’s existing CDIs on issue.

Indicative Timetable*

Event	Date
ASX trading halt and launch of Offer	Wednesday, 9 October 2024
ASX trading halt lifted and announcement of completion of Placement	Thursday, 10 October 2024
Settlement of New CDIs under the Placement	Monday, 14 October 2024
Allotment, quotation and trading of New CDIs under the Placement	Tuesday, 15 October 2024

*The above timetable is indicative only and subject to change. MAC reserves the right to amend these dates at its absolute discretion, subject to the Corporations Act (2001) (Cth), the ASX Listing Rules and other applicable laws. The quotation of New CDIs is subject to confirmation from the ASX.

Additional Information

Additional information in relation to the Placement, and the Company can be found in the ASX announcements and Investor Presentation released to the ASX simultaneously with this announcement, which contain important information, including a breakdown of sources and uses of funds, the key risks and foreign selling restrictions with respect to the Placement.

An Appendix 3B for the proposed issue of New CDIs will follow this announcement. Further details of the fees payable to the Lead Manager are set out in the Appendix 3B.

Nothing contained in this announcement constitutes investment, legal, tax or other advice. Investors should seek appropriate professional advice before making any investment decision.

-ENDS-

This announcement is authorised for release by the Board of Directors.

Contacts

Mick McMullen Chief Executive Officer & Director Metals Acquisition Limited investors@metalsacqcorp.com	Morne Engelbrecht Chief Financial Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Not an offer in the United States

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States or any other jurisdiction in which such an offer would be unlawful. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933, as amended (U.S. Securities Act), or the securities laws of any state or other jurisdiction of the United States. No securities described in this announcement may be offered or sold in the United States or to, or for the account or benefit of, any U.S. Person (as defined in Regulation S under the U.S. Securities Act) unless they have been registered under the U.S. Securities Act or are offered and sold in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act and any other applicable U.S. state securities laws.

Forward Looking Statements

This press release includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Mine and anticipated financial impacts and other effects of the proposed business combination, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things; the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the definitive proxy statement/prospectus relating to the business combination that MAC filed with the SEC, including those under “Risk Factors” therein, and in MAC’s other filings with the SEC. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward- looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.